U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                 FOR FORM 10-KSB

          For Period Ended                           Commission File No. 0-9261
            June 30, 2003                               CUSIP No. 492545 10 8

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                              KESTREL ENERGY, INC.
                            (Full Name of Registrant)

                         1726 Cole Boulevard, Suite 210
                            Lakewood, Colorado 80401
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-KSB, 20-F, 11- K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company's reserve reports were not completed by the Company's third party petroleum engineering firm in time to be utilized in the financial statements and other information. Accordingly, the Company cannot file the subject report within the prescribed time period without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Barry D. Lasker   (303) 295-0344

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X]  Yes          [  ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X]  Yes          [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      During fiscal year 2002, the Company wrote down the value of the Greens Canyon gas reserves by $6,589,695. In fiscal 2003, the Company wrote down its interest in the Chadron Prospect in the amount of $335,000, and recognized a loss on the disposition of its investment in Victoria Petroleum NL common stock in the amount of approximately $576,000. For fiscal year 2004, the Company does not anticipate a further write down or impairment of such a material nature on any of its properties.
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                              Kestrel Energy, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  September 30, 2003                       By:/S/BARRY D. LASKER
                                                   ----------------------------
                                                   Barry D. Lasker, President